AH 4-5-2004

VP 4-1-04

04016926

UNITED STATES
...S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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...AL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004

SEC FILE NUMBER
8-40867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd
(No. and Street)

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold DeVries (320)-352-6546
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **C.J. Pickering**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ICBA Securities Corporation**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Subscribed and sworn to before me in my Presence, this 2nd day of February 2004, a Notary Public in and for the County of Shelby State of Tennessee
Donnielle J. Kuehne
(Signature) Notary Public
My commission expires 9-19-07

C J Pickering
Signature

Pres / CEO
Title

DONNIELLE J. KUEHNE NOTARY PUBLIC AT LARGE SHELBY COUNTY, TN

Donnielle J Kuehne
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation (a wholly owned subsidiary of ICBA Services Network, Inc.) as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 28, 2004

ICBA Securities Corporation

Statements of Financial Condition
December 31, 2003 and 2002

Assets		2003		2002
Cash and cash equivalents	$	**306,077**	$	88,162
Certificates of deposit		**-**		97,802
Securities, at market value		**613,699**		619,148
Accounts receivable from clearing broker-dealer (Note 5)		**727,048**		996,291
Prepaid expenses and other assets		**3,919**		7,341
	$	**1,650,743**	$	1,808,744

Liabilities and Stockholder's Equity

Liabilities				
Trade payables	$	**47,309**	$	57,569
Compensation payable		**434,561**		642,724
Income taxes payable to parent		**36,965**		-
Due to related parties (Note 2)		**148,914**		123,927
Royalties payable:				
State independent banker associations (Note 3)		**616,870**		528,064
ICBA (Note 2)		**35,900**		58,462
		1,320,519		1,410,746
Stockholder's Equity (Note 4)				
Common stock, no par value; authorized and issued 100 shares		**70,000**		70,000
Contributed capital		**65,000**		65,000
Retained earnings		**195,224**		262,998
		330,224		397,998
	$	**1,650,743**	$	1,808,744

See Notes to Financial Statements.

ICBA Securities Corporation

Statements of Income
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	**$ 3,063,278**	$ 2,372,438
Interest income	**9,579**	15,697
Total revenues	**3,072,857**	2,388,135
Expenses:		
Director expenses	**71,493**	70,278
Promotion expense	**22,467**	15,285
Royalties — ICBA (Note 2)	**859,156**	669,061
Royalties — state independent banker associations (Note 3)	**984,472**	763,801
ISN service contract expense (Note 2)	**33,804**	28,710
Other expenses	**81,239**	43,658
Total expenses	**2,052,631**	1,590,793
Income before income taxes	**1,020,226**	797,342
Federal and state income taxes	**388,000**	303,000
Net income	**$ 632,226**	$ 494,342

See Notes to Financial Statements.

ICBA Securities Corporation

Statements of Stockholder's Equity
Years Ended December 31, 2003 and 2002

	Common Stock		Contributed	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2001	100	$ 70,000	$ 65,000	$ 418,656	$ 553,656
Net income	-	-	-	494,342	494,342
Dividends declared	-	-	-	(650,000)	(650,000)
Balance, December 31, 2002	100	70,000	65,000	262,998	397,998
Net income	-	-	-	632,226	632,226
Dividends declared	-	-	-	(700,000)	(700,000)
Balance, December 31, 2003	**100**	**$ 70,000**	**$ 65,000**	**$ 195,224**	**$ 330,224**

See Notes to Financial Statements.

ICBA Securities Corporation

Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 632,226	$ 494,342
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable from clearing broker-dealer	269,243	(192,390)
Prepaid expenses and other assets	3,422	(5,665)
Increase (decrease) in:		
Income taxes payable to parent	36,965	(119,177)
Trade and compensation payables	(218,423)	166,131
Due to related parties	24,987	78,881
Royalties payable	66,244	(72,969)
Net cash provided by operating activities	814,664	349,153
Cash Flows From Investing Activities		
Net decrease in certificates of deposit	97,802	92,198
Maturities of securities	2,175,341	1,993,107
Purchases of securities	(2,169,892)	(2,194,606)
Net cash provided by (used in) investing activities	103,251	(109,301)
Cash Flows From Financing Activities		
Dividends paid	(700,000)	(650,000)
Increase (decrease) in cash and cash equivalents	217,915	(410,148)
Cash and Cash Equivalents		
Beginning	88,162	498,310
Ending	$ 306,077	$ 88,162
Supplemental Disclosures of Cash Flow Information		
Cash payments for income taxes	$ 351,035	$ 426,800

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The Company is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company has registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of the agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for program expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $3,358,000 and $3,217,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2003 and 2002, respectively.

Summary of significant accounting policies:

Cash and cash equivalents: For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities: Securities primarily consist of U.S. Treasury bills and are carried at fair value. The securities mature at various dates through February 2004.

In accordance with recognized industry practice, securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Revenues and related expense on transactions executed but not settled were not material.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related-Party Transactions

In connection with an administrative services agreement, ISN has charged the Company $33,804 and $28,710 for the years ended December 31, 2003 and 2002, respectively, to cover certain administrative expenses paid for by ISN. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company. At December 31, 2003 and 2002, $148,914 and $123,927, respectively, was payable to ISN and ICBA.

In addition, the Company pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on 30 percent of income before taxes and royalties. The amounts charged to expense were $859,156 and $669,061 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, $35,900 and $58,462, respectively, was payable under this arrangement.

Note 3. Royalties — State Independent Banker Associations

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on 30 percent of operating income, subject to certain adjustments. The amounts charged to expense were $984,472 and $763,801 for the years ended December 31, 2003 and 2002, respectively. Amounts payable to state independent banker associations totaled $616,870 and $528,064 at December 31, 2003 and 2002, respectively.

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		6.91 to 1
Net capital	$	190,994
Excess net capital		102,959

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the clearing broker-dealer. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information Pursuant to SEC Rule 17a-5

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the financial statements of ICBA Securities Corporation, a wholly owned subsidiary of ICBA Services Network, Inc., as of December 31, 2003, and have issued our report thereon dated January 28, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 28, 2004

Schedule 1

ICBA Securities Corporation

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Net capital:		
Total stockholder's equity	$	330,224
Deductions:		
Investment securities — NASD warrants		15,075
Accounts receivable — other		120,236
Prepaid expenses		3,919
		139,230
Net capital	$	190,994
Aggregate indebtedness:		
Payables and accrued expenses	$	1,320,519
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	88,035
Excess net capital		102,959
Ratio of aggregate indebtedness to net capital		6.91 to 1

Reconciliation of the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 With Those of the Registrant as Filed in Part IIA of Form X-17A-5

		Net Capital		Aggregate Indebtedness
As reported by the registrant as of December 31, 2003 (unaudited)	$	186,248	$	1,325,265
Net adjustments		4,746		(4,746)
As reported above	$	190,994	$	1,320,519

Schedule 2

ICBA Securities Corporation

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2003

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule 3

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2003

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of ICBA Securities Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 28, 2004